Marriott International, Inc. Corporate Headquarters	10400 Fernwood Rd. Bethesda, MD 20817

April 2, 2021

Mr. William Demarest
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

    Re:    Marriott International, Inc.
        Form 10-K for the fiscal year ended December 31, 2020
        Filed February 18, 2021
        File No.: 001-13881

Dear Mr. Demarest:

On behalf of Marriott International, Inc. (“Marriott,” “we” or “our”), this responds to your letter dated March 31, 2021 to Kathleen K. Oberg, Executive Vice President and Chief Financial Officer, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Marriott’s Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”). The Staff’s comment is set forth below, followed by our related response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Form 10-K for the Year Ended December 31, 2020
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 41

1. We note your response to our prior comment and are unable to agree that an amended filing is not necessary. Please amend your 2020 10-K to correct the error in your auditor's report.

Response to Comment #1

On April 2, 2021, Marriott filed an amendment to its 2020 Form 10-K to correct the error in its auditor’s report.

*    *    *

Mr. William Demarest
April 2, 2021

We acknowledge that Marriott is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (301) 380-4973 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Kathleen K. Oberg

Kathleen K. Oberg
Executive Vice President, Chief Financial Officer